August 29, 2019

Jinnan Lai
Chief Executive Officer
LIZHI INC.
Yangcheng Creative Industry Zone
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The Peoples Republic of China

       Re: LIZHI INC.
           Draft Registration Statement on Form F-1
           Submitted August 6, 2019
           CIK No. 0001783407

Dear Mr. Lai:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. Please clarify whether the term "users" refers to active users or otherwise define this term.
       Please also define the terms "daily active user" and "host."
2. We note that you disclose your monthly active users in this section. For context, please also disclose your average paying users for the periods presented. Jinnan Lai
FirstName LastNameJinnan Lai
LIZHI INC.
Comapany NameLIZHI INC.
August 29, 2019
August 29, 2019 Page 2
Page 2
FirstName LastName
Our Market Opportunities, page 3

3. Please explain why you include a discussion of the pan-audio entertainment market, which includes both online and offline audio and music, when it appears that substantially all of your net revenues are generated from your online audio services. Also, tell us whether you intend to enter the traditional radio market.
Our Strengths, page 3

4. Please disclose the basis for your statements that you are a leading online platform and that you have leading audio and AI technologies.
Our Corporate History, page 4

5. We note that Guangzhou Huanliao Network Technology Co., Ltd. currently has no substantial business operations. Please disclose whether you intend to commence business operations with this entity.
We rely on our mobile application..., page 27

6. Please disclose the dates that your app was removed from the Apple and Android app stores and disclose any material impact on your results of operations. We rely on assumptions and estimates..., page 32

7. We note that your paying user and mobile MAU metrics may significantly overstate the actual number of individual users and do not exclude, for example, user accounts created for specific purposes such as increasing the number of votes for hosts in various contests.
         Please disclose what steps you are taking, or plan to take, to calculate more accurately the number of unique user accounts.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Major Factors Affecting Our Results of Operations, page 83

8. You state on page 84 that hosts are critical to expanding your user base and enhancing user engagement. Revise to include a table disclosing the number of active hosts for each of the quarters ended from March 31, 2017 through March 31, 2019.
9. Since virtually all of your revenues are derived from your audio entertainment platform, revise the table on page 85 to present for each period the number of average audio entertainment mobile MAUs.
 Jinnan Lai
FirstName LastNameJinnan Lai
LIZHI INC.
Comapany NameLIZHI INC.
August 29, 2019
August 29, 2019 Page 3
Page 3
FirstName LastName

Critical Accounting Policies, Judgments and Estimates
Share-based compensation, page 94

10. Please revise the table on page 95 to include all share-based compensation grants through effectiveness of the registration statement.
Shares Eligible for Future Sale
Lockup Agreements, page 184

11. Please briefly describe the exceptions to the lockup agreements. Also, clarify on page 193 that the lockup agreements are subject to certain exceptions. Consolidated Financial Statements
Note 1. Organization and Reorganization
Contractual arrangements with VIE, page F-10

12. Please revise to disclose the maturity date for each of the agreements. Also, revise to disclose who has the ability to terminate the respective agreements.
Note 2. Significant Accounting Policies
Revenue recognition, page F-19

13. Revise to ensure that you properly address all disclosure requirements under ASC 606-10-
         50. This would include disclosure of the practical expedients used and information regarding contract assets and contract liabilities.
14. You disclose that time-based virtual items are recognized over the contract term. Please revise to disclose the average contract term for time-based items.
Note 12. Preferred shares, page F-33

15. You disclose on page F-35 that each preferred share will automatically convert into ordinary shares upon closing of a qualifying initial public offering. Please disclose how a qualifying initial public offering is defined and any conditional provisions if this offering does not constitute a qualified initial public offering.
Note 18. Subsequent events, page F-44

16. We note that the outstanding options and restricted shares issued under the 2018 BVI Plan were replaced with options and restricted shares under the 2019 Incentive Plan. Revise to disclose the incremental compensation cost, if any, you expect to record as a result of the modification of the awards. We refer you to ASC 718-20-35-2A through 35-8.
17. Revise to disclose the amount of unrecognized compensation cost for any share based compensation awards made subsequent to the balance sheet through effectiveness.
 Jinnan Lai
LIZHI INC.
August 29, 2019
Page 4
General

18. Please provide us with a copy of the iResearch Consulting Group report for our review.
      Clearly mark the specific language in the report that supports the statements in your prospectus.
19. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
20. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act
Forms
      Compliance and Disclosure Interpretations.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions.



                                                            Sincerely,

FirstName LastNameJinnan Lai                                Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameLIZHI INC.
                                                            and Services
August 29, 2019 Page 4
cc:       Kevin Zhang
FirstName LastName